Exhibit 2.1

Annex 1

to the Deed of 5 October 2020

Deed Roll No. A 828/2020

of the Notary Karin Arnold, Berlin

SHARE Sale AND Purchase AGREEMENT
relating to
Nanotron Technologies GmbH*

between

sensera limited

and

inpixon GmbH

and

Nanotron technologies Gmbh

* Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be provided on a supplemental basis to the Securities and Exchange Commission upon request.

TABLE OF CONTENTS

1.	INTERPRETATION	3
2.	SALE AND TRANSFER of Target Shares	10
3.	PURCHASE PRICE	10
4.	Closing Date Financial Calculations	11
5.	DUE DATE OF Preliminary PURCHASE PRICE	13
6.	Conduct of Business through CLOSING	14
7.	Closing Conditions	15
8.	Closing	16
9.	Representations and Warranties	18
10.	Remedies, Coverage of Warranties and Liability, Limitations	35
11.	Special Indemnities	37
12.	Tax indemnity and cooperation in tax matters	38
13.	Obligations of Information	41
14.	POST-CLOSING COVENANTS	41
15.	Non-Disclosure	43
16.	Notices	44
17.	Assignment of Rights; Set-off	45
18.	Additional Covenants, Statements	45
19.	MISCELLANEOUS	46

Schedules

Schedule (4)	Intercompany Loans
Schedule (5)	Payoff Debt
Schedule 1.7	Persons relevant for Seller’s knowledge
Schedule 3.2	Sample Calculation of Final Purchase Price
Schedule 5.2	Bank Accounts of Seller and Purchaser
Schedule 7.1.4	Template Release Letter
Schedule 7.1.5	Customer/Supply/vendor agreements to be transferred
Schedule 8.2.5	Shareholder Resolution
Schedule 8.2.6	Draft Closing Memorandum
Schedule 9.2.1	Share pledges
Schedule 9.5.1	Financial Statements Company
Schedule 9.5.7	Subsidies
Schedule 9.6	Agreements with Affiliates
Schedule 9.7	Major Customers and Major Suppliers
Schedule 9.8	Material Agreements
Schedule 9.10	Insurances
Schedule 9.11	Bank Relationships of Target Company
Schedule 9.13.2	Leased Real Estate
Schedule 9.15.1	Owned IP
Schedule 9.15.2	Licensed IP
Schedule 9.15.3	Restrictions to owned IP
Schedule 9.15.9	Knowledge of Trade Secrets
Schedule 9.16.1	Employees and Employee Benefits
Schedule 9.16.2	Target Company’s lists of Key Employees
Schedule 9.16.6	Labor Disputes and Audits
Schedule 9.16.9	Compliance with Labour and Employment Laws
Schedule 9.22	Documents

THIS SHARE SALE AND PURCHASE AGREEMENT is made on 5 October 2020 between

1)	Sensera Limited, a stock corporation incorporated under the laws of Australia, registered with Australian Investment and Securities Commission under no. ACN 613 509 041, with its registered office at Level 14, 440 Collins Street, Melbourne VIC Australia 3000 (“Seller”);

2)	Inpixon GmbH, limited liability company incorporated under the laws of Germany, registered with the commercial register kept at the local court (Amtsgericht) of Frankfurt am Main under HRB 118703, with its registered office at c/o Rüter u. Partner StbG mbB, Prielmayerstraße 3, 80335 München (“Purchaser”); and

3)	Nanotron Technologies GmbH, limited liability company incorporated under the laws of Germany, registered with the commercial register kept at the local court (Amtsgericht) of Charlottenburg under HRB 42324 B, with its registered office at Alt-Moabit 60 a, 10555 Berlin (“Target Company”)

(the Seller, the Purchaser and the Target Company each a “Party” and together the “Parties”).

Preamble

(1)	The Seller is the sole shareholder of Nanotron Technologies GmbH, a limited liability company incorporated under the laws of Germany with its domicile in Berlin, Germany, registered with the commercial register kept at the local court (Amtsgericht) of Charlottenburg (Berlin) under HRB 42324 B, with its registered office at Alt-Moabit 60 a, 10555 Berlin, Germany (“Target Company”).

(2)	The Target Company has a nominal share capital (Stammkapital) in the amount of EUR 656,830 which is split into 656,830 shares (Geschäftsanteile) with serial no. 1 – 656,830, each with a nominal amount of EUR 1.00 (all shares together the “Target Shares”).

(3)	The Target Company develops and manufactures location-aware IoT systems and solutions (“Business”).

(4)	The Seller has granted to the Target Company a shareholder loan of up to USD 10,000,000 with outstanding nominal amount as set out in Schedule (4) (as supplemented, amended and/or restated from time to time the “Shareholder Loan”). Further, Sensera, Inc., a wholly-owned subsidiary of the Seller, granted to the Target Company a loan of up to USD 10,000,000 while the Target Company concurrently granted to Sensera, Inc. a loan of up to USD 10,000,000, both with outstanding nominal amounts as set out in Schedule (4) (as supplemented, amended and/or restated from time to time, the “Intercompany Loans”). The Intercompany Loans will be settled by the Target Company and Sensera, Inc. in full prior to the Envisaged Closing Date.

(5)	The Seller has taken out debt financing under a facility agreement dated 7 October 2019 (as amended on 20 May 2020, the “Facility Agreement”), as set out in further detail in Schedule (5), to which the Target Company is an obligor and guarantor (“Payoff Debt”). The Target Company is liable for any liabilities of any obligor under the Facility Agreement and has granted security over certain intellectual property assets to certain creditors under the Facility Agreement. The Seller has pledged all of its shares in the Target Company to the creditors under the Facility Agreement. The Payoff Debt shall be redeemed at Closing and any balances standing to the credit of the respective creditors of the Payoff Debt including any costs, fees and other liabilities (together the “Redemption Amount”) shall be paid by the Purchaser (or by a third person appointed by the Purchaser) on the Closing Date on behalf of and for the account of the Seller prior to the Closing Date in order to release the security granted under such Facility Agreement.

(6)	In accordance with this share sale and purchase agreement (the “Agreement”), the Seller wishes to sell and transfer the Target Shares and the Purchaser wishes to purchase and acquire the Target Shares (hereinafter the “Transaction”).

Now, therefore, the Parties agree as follows:

1.	INTERPRETATION

1.1	In this Agreement, unless the context otherwise requires:

“Accounting Expert” has the meaning specified in clause 4.4.

“Accounts Date” means June 30, 2020.

“Affiliate” means any individual or entity who or which is affiliated (verbunden) with the Party concerned within the meaning of sec. 15 et seqq. AktG.

“Aggregate Cash Consideration” shall be the amount of USD 8,700,000 (in words: eight million seven hundred thousand U.S. Dollars).

“Agreement” has the meaning specified in Preamble no (6).

“AktG” means the German Stock Corporation Act (Aktiengesetz).

“AO” means the German Tax Code (Abgabenordnung).

“Applicable Law” means, in respect of the Seller and the Target Company, all laws (including principles of common law and equity), statutes, by-laws, rules, regulations, codes, treaties, directives, guidelines and policies (whether or not having the force of law), in effect at the relevant point in time, in any jurisdiction applicable to the Seller or the Target Company.

“Assets” means all of the assets, real and personal, tangible and intangible of the Company including (without limitation) all cash and cash equivalents.

“BGB” means the German Civil Code (Bürgerliches Gesetzbuch).

“Business” has the meaning specified in Preamble no. (3).

“Business Day” means any day on which banks are open for business other than a Saturday, Sunday or public holiday in Berlin, Germany, San Jose, USA and Melbourne, Australia.

“Cash” means the sum of all unrestricted cash and cash equivalents in bank accounts owned by the Target Company, in each case, as of immediately prior to the Closing and determined in accordance with German GAAP, consistently applied. Cash balances used as security for rent or as security for customer prepayments are deemed restricted but are nevertheless part of the Cash.

“Charter Documents” means the articles and certificate(s) of incorporation and the articles and certificate(s) of amendment, amalgamation, arrangement, reorganization, continuance or revival, as the case may be, of such body corporate or the memorandum of agreement, special act or statute and any other instrument or constituting document by or pursuant to which the body corporate is incorporated or comes into existence, and its rules of procedure in effect from time to time; and all amendments to or restatements of any of the foregoing.

“Closing” has the meaning specified in clause  8.1.

“Closing Actions” has the meaning specified in clause 8.2.

“Closing Conditions” has the meaning specified in clause 7.1

“Closing Date” has the meaning specified in clause 8.1.

“Closing Date Financial Calculations” has the meaning specified in clause 4.1.

“Closing Memorandum” has the meaning specified in clause 8.2.6.

“Company IP” has the meaning specified in clause 9.15.3.

“Company Software” means all software included in Company IP.

“Competing Activity” has the meaning specified in clause 14.4.1.

“Customer Agreements” has the meaning specified in clause 9.9.1.

“Customer Software” has the meaning specified in clause 9.15.7.

“Director” means any current or former appointed managing director (Geschäftsführer) of the Target Company.

“Dispute Notice” has the meaning specified in clause 4.4.

“Documents” has the meaning specified in clause 9.22.

“Employee Benefits” has the meaning specified in clause 9.16.3.

“Employee” means any officer (whether or not employed by the Target Company) of the Target Company or an employee of the Target Company.

“Encumbrance” means any encumbrance or security interest of any kind whatsoever including without limitation a mortgage, charge, pledge, lien, hypothecation, restriction, right to acquire, right of pre-emption, option, conversion right, third party right or interest, right of set-off or counterclaim, equities, trust arrangement or any other type of preferential agreement (such as a retention of title arrangement) having similar effect or any other rights exercisable by or claims by third parties.

“Estimated Closing Statement” has the meaning specified in clause 3.2.

“Estimated Working Capital” has the meaning specified in clause 3.1.2.

“Estimated Working Capital Adjustment” has the meaning specified in clause 3.1.2.

“Final Purchase Price” has the meaning specified in clause 3.1.

“Financial Statements” means the audited annual report of the Target Company for the financial period ended on the Accounts Date, consisting of balance sheet, profit and loss account, notes (Anhang) and directors report (Lagebericht) and all other documents or statements annexed thereto or incorporated, the monthly management P&L and the monthly management accounts of the Target Company prepared since the Accounts Date and until Closing.

“GDPR” means General Data Protection Regulation, regulation (EU) 2016/679 of the European Parliament and of the council of April 27, 2016.

“German GAAP” means German generally accepted accounting principles.

“Germany” means the Federal Republic of Germany (Bundesrepublik Deutschland).

“GmbHG” means the German Limited Liability Company Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung).

“Governmental Authority” means any domestic or foreign government, whether federal, provincial, state, territorial, local, regional, municipal or of any other political jurisdiction, and any agency, authority, instrumentality, court, board, commission, bureau, arbitrator, arbitration tribunal or other tribunal, or any quasi-governmental or other entity, insofar as it exercises a legislative, judicial, regulatory, administrative, expropriation or taxing power or function of or pertaining to government, and includes any official of any of the foregoing.

“GWB” means the German Code Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen).

“HGB” means the German Commercial Code (Handelsgesetzbuch).

“Holdback Funds” means an amount of USD 750,000 (in words: seven hundred fifty thousand US-Dollars), which shall be retained by the Purchaser from the Preliminary Purchase Price in accordance with the terms of this Agreement.

“Holdback Release Date” means the date that is eighteen (18) months after the Closing Date.

“Information and Privacy Security System” has the meaning specified in clause 9.21.3.

“Inpixon” has the meaning specified in clause 14.3.

“Intellectual Property Rights” means all intellectual property and industrial property and other proprietary rights and interests throughout the world, and all rights, title and interests thereto of every nature, whether registered or unregistered, including patents, copyrights, trade-marks, industrial designs, integrated circuit topographies, mask works, design patents, utility models, trade secrets, or any other right in either intellectual property or the expression or use of intellectual property provided by any statutory provision or common law principle, and including any confidential information, ideas, formulae, algorithms, concepts, techniques, processes, procedures, approaches, methodologies, plans, drafts, systems, research, information, documentation, data, data compilations, specifications, requirements, designs, diagrams, inventions, improvements, technology, know how, software, computer programs (including related code), databases, websites, domain names, business and other trade names and goodwill, if any, and all rights to apply for, and all applications and registrations for, any of the foregoing, and all continuations, substitutions, confirmations, divisions, reissues, extensions and renewals thereof, and any licenses, sub-licenses, franchises, agreements or any other evidence of a right in any of the foregoing.

“Intercompany Loans” has the meaning specified in Preamble no. (4).

“IT Systems” means all computer hardware, servers, peripheral equipment, software, networks, telecommunications infrastructure and technology infrastructure that are owned or used by the Target Company to receive, store, process or transmit data or to carry on the Business.

“Key Employees” has the meaning specified in clause 9.16.2.

“Key Personnel Contracts” has the meaning specified in clause 9.16.2.

“Know-How” shall mean any and all knowledge or business information of any nature or form and is confidential, including but not limited to, research and development data and records, discoveries, ideas, processes, formulae, drawings, specifications, prototypes, samples, descriptions, methods, routines, manuals, instructions, production data, experiences and other technical or commercial know-how as well as all books and records in whatever form in relation to the foregoing.

“Leased Real Estate” has the meaning specified in clause 9.13.2.

“Liabilities” means any liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

“Licensed IP” has the meaning specified in clause 9.15.2.

“Loss” means any direct or indirect claims, damages, liabilities, loss or costs.

“Major Customers” has the meaning specified in clause 9.7.

“Major Suppliers” has the meaning specified in clause 9.7.

“Material Adverse Change” has the meaning specified in clause 6.2.

“Material Agreements” has the meaning specified in clause 9.8.

“Net Working Capital” means, at any date, (a) the current Assets of the Target Company (on a consolidated basis), minus (b) the current Liabilities of the Target Company (on a consolidated basis), in each case, as determined in accordance with German GAAP consistent with the Target Company’s past practice, consistent with the calculations, principals, accounting methods, assumptions, methodologies, and estimation methods (including as they relate to the nature of accounts, calculation of levels or reserves or levels of accruals) used to prepare the Estimated Closing Statement and without giving effect to the transactions contemplated hereby.

“Owned IP” has the meaning specified in clause 9.15.3.

“Parties” has the meaning specified in the parties section of this Agreement.

“Party” has the meaning specified in the parties section of this Agreement.

“Payoff Debt” has the meaning specified in the Preamble no. (5).

“Pension Commitments” has the meaning specified in clause 9.16.4.

“Permit” means, with respect to any Person, any permit, license, franchise, registration or other authorization issued, granted, given by, or made applicable under the authority of, a Governmental Authority having jurisdiction over such Person or its property.

“Person” means an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, unlimited liability corporation, trust, unincorporated association, joint venture or any other entity or organization, and includes a Governmental Authority.

“Personal Data” has the meaning specified in Article 4(1) GDPR.

“Preliminary Purchase Price” has the meaning specified in clause 3.2.

“Processing” has the meaning specified in Article 4(2) GDPR.

“Purchaser” has the meaning specified in the parties section of this Agreement.

“Redemption Amount” has the meaning specified in the Preamble no. (5).

“Redemption Statement” has the meaning specified in clause 7.1.3.

“Relevant Taxes” has the meaning specified in clause 12.3.

“SEC” means the United States Securities and Exchange Commission.

“Seller” has the meaning specified in the parties section of this Agreement.

“Seller’s Account” has the meaning specified in clause 5.2.

“Shareholder Loan” has the meaning specified in Preamble no. (4).

“Signing Date” means the date of this Agreement, i.e. 5 October 2020 (CET).

“State Aid” has the meaning specified in clause  9.5.7.

“Target Company” has the meaning specified in Preamble no. (1).

“Target Shares” has the meaning specified in the Preamble no. (2).

“Trade Secret” means any information which is secret in the sense that it is not, as a body or in the precise configuration and assembly of its components, generally known among or readily accessible to persons within the circles that normally deal with the kind of information in question, and that has commercial value because it is secret.

“Tax Return” means any return, report, election, notice, designation, declaration, information return, or other document filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with any Tax, including any schedules or amendments thereto.

“Tax Indemnification Claim” has the meaning specified in clause 12.1.1.

“Tax Refund” means any repayment of any Tax, received in cash or by way of set-off with any other Tax liability.

“Tax or Taxes” within the meaning of this Agreement, are any (i) taxes within the meaning of sec. 3 AO and any comparable tax and ancillary charges under the law of any other jurisdiction, (ii) any other levies or duties (Abgaben) under German or foreign law, including (but not limited to) customs duties (Zölle), (iii) contributions including social security contributions (Sozialversicherungsbeiträge) under German law or the law of any other jurisdiction (iv) wage taxes and (v) any other public charges, including, without limitation, any obligation to repay unlawful state aid, which are levied by a Governmental Authority. Taxes are also deemed to include all payments made or to be made as tax indemnitor, payments based on tax cost sharing contracts or similar agreements or indemnity agreements related to taxes, as well as all ancillary charges (Steuern und steuerliche Nebenleistungen) within the meaning of sec. 3 AO and any comparable ancillary charges under the law of any other jurisdiction, such as, without limitation, interest, cost and tax surcharges as well as any penalties in connection with taxes which are owed by law or imposed by any Governmental Authority.

“Territory” means the United States of America, Australia, the European Economic Area (including the United Kingdom), and Switzerland.

“Transaction Expenses” means (a) all fees and expenses incurred directly by the Target Company in connection with this Agreement and the consummation of the transactions contemplated hereby, including without limitation the fees and expenses of attorneys, investment bankers, accountants and other advisors and representatives of the Target Company, in each case to the extent unpaid as of the Closing, and (b) all closing bonus compensation and associated expense or withholding payable by the Target Company upon or in connection with the consummation of the transactions contemplated by this Agreement. For the avoidance of doubt, Transaction Expenses only comprise fees that were directly incurred by the Target Company but not expenses of the Seller in connection with this Agreement.

“UStG” means the German Value Added Tax Act (Umsatzsteuergesetz).

“VAT” means value added tax (Umsatzsteuer).

“VDR” has the meaning specified in clause  9.22.

“Warranties” has the meaning specified in clause 9.

“Working Capital Target” means an amount of EUR 548,203.55.

1.2	The headings to the clauses, sections, paragraphs and Schedules are for convenience only and shall not affect the interpretation or construction of this Agreement.

1.3	The Schedules form part of this Agreement and shall be interpreted and construed as though they were set out in this Agreement. The reference deed (roll of deeds no. A 827/2020 of notary Karin Arnold with official seat in Berlin) contains the Schedules to which this Agreement refers to. The Parties hereby refer to the statements and Schedules contained in the reference deed. The Schedules contained in the reference deed shall become part of this Agreement as if they had been notarized with this Agreement in the same deed. The original reference deed is available to the Parties. The Parties have knowledge of its contents. The Parties hereby waive their right to have the reference deed read again and to have a copy thereof attached to this deed. The Parties reviewed the reference deed prior to this notarization in due time. The notary has advised the Parties on the legal consequences of the reference to the reference deed. The Parties hereby ratify and approve all declarations made in the reference deed.

1.4	Any reference to a provision of law shall be a reference to that provision as amended or re-enacted or restated, and any reference to an agreement or document is a reference to that agreement or document as supplemented, amended or novated from time to time.

1.5	General words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words.

1.6	In this Agreement, to the extent that German legal concepts are addressed in the English language and not in their original German terms, the same may not be identical in their respective legal interpretation. Moreover, to the extent German legal terms are translated in this Agreement into the English language, they have the meaning ascribed to the original legal term in German, which, if deemed appropriate, is mentioned in italics after the translated term.

1.7	Any statement which refers to “the best knowledge of the Seller” or any similar expression means the knowledge that the officers and directors of the Seller and the Target Company listed in Schedule 1.7 positively had or would have obtained by exercising the due care of a prudent business person, in each case as of the Signing Date.

2.	SALE AND TRANSFER of Target Shares

2.1	Subject to the terms and conditions of this Agreement, the Seller hereby sells (verkaufen) the Target Shares to the Purchaser. The Purchaser hereby accepts such sale. The sale shall be with economic effect as of Closing.

2.2	The Seller hereby transfers with in rem effect (treten ab) the Target Shares to the Purchaser, and the Purchaser hereby accepts such transfer. The transfer of the Target Shares is made subject to the condition precedent (aufschiebende Bedingung) that (i) the Redemption Amount is paid in full in accordance with clause 8.2.1 and (ii) the Preliminary Purchase Price minus the Holdback Funds and the Redemption Amount is paid in full in accordance with clauses 8.2.2.

2.3	The sale and transfer of the Target Shares shall include all ancillary rights pertaining thereto (Nebenrechte), including all rights to any dividends or other distributions for the current fiscal year 2020 and all later fiscal years and to any dividends or other distributions of former fiscal years that have not yet been distributed, irrespective of the fiscal year to which such dividends or distributions relate.

2.4	The Seller and the Target Company shall procure that the Shareholder Loan and Intercompany Loans, including any accrued interest thereon, are fully repaid, discharged and extinguished before the Closing Date.

3.	PURCHASE PRICE

3.1	Determination of the Final Purchase Price

The consideration to be paid by the Purchaser for the Target Shares will be determined as follows:

3.1.1	of an amount equal to the Aggregate Cash Consideration,

3.1.2	minus the amount by which the Net Working Capital calculated from the Estimated Closing Statement (as defined in clause 3.2) (“Estimated Working Capital”) is less than the Working Capital Target, or plus the amount by which the Estimated Working Capital is greater than the Working Capital Target,

(as the case may be, the “Estimated Working Capital Adjustment”), and

3.1.3	minus an amount of EUR 182,046.64 for severance payments which will become due after the Closing Date, such amount to be converted into USD on the Signing Date using the mechanism in Clause 19.3 and such converted USD amount to then be reduced by an amount of USD 50,000, whereby the amount under clause 3.1.2 shall be determined based on the Closing Date Financial Calculations and the purchase price for the Target Shares determined in accordance with the above is hereinafter referred to as the “Final Purchase Price”.

3.2	Preliminary Purchase Price

The Parties estimate based on the principles for purchase price determination stipulated above and below and the good-faith estimate of the Estimated Working Capital, calculated from the closing statement delivered by the Seller to the Purchaser attached as Schedule  3.2 (“Estimated Closing Statement”), that the purchase price for the Target Shares as at the Closing Date will amount to USD 8,536,078.75. The Parties hereby agree to such estimate amount provided by the Seller as the preliminary purchase price for the Target Shares (the “Preliminary Purchase Price”). The Estimated Closing Statement was prepared on the basis of the management accounts of the Target Company as of June 30, 2020. The Estimated Working Capital is based on an estimate of the Net Working Capital as of October 6, 2020.

4.	Closing Date Financial Calculations

4.1	Closing Date Financial Calculations

No later than seventy (70) Business Days following the Closing Date, the Purchaser shall deliver to the Seller (i) a calculation of the actual Net Working Capital as of the Closing Date, (ii) and a calculation of the Final Purchase Price (collectively: “Closing Date Financial Calculations”).

4.2	Applicable Accounting Principles

The Closing Date Financial Calculations will be derived (in EUR) from the books of the Target Company by applying the following accounting principles (the “Applicable Accounting Principles”):

4.2.1	applying the accounting principles applied when preparing Schedule 3.2 but disregarding the effects the Closing Actions have on the balance sheet of the Target Company;

4.2.2	applying German GAAP, other accounting principles, policies, procedures, practices, methods and estimation techniques consistent with those used in the preparation of the financial statements of the Target Company in the past;

whereby the principles set forth in 4.2.1 shall take precedent over those in 4.2.2, provided that the principles set forth in 4.2.1 do not violate mandatory provisions of the German GAAP in which case such mandatory provisions of the German GAAP shall take precedent. Amendments of, and changes to, the German GAAP becoming effective after the Closing Date shall be disregarded for the purposes of the Closing Date Financial Calculations. Facts and circumstances which came to light after the Financial Statements have become binding shall be disregarded for the purposes of the Closing Date Financial Calculations.

4.3	No later than thirty (30) Business Days following delivery by the Purchaser of the Closing Date Financial Calculations, the Seller shall notify the Purchaser in writing whether it accepts or disputes the accuracy of the Closing Date Financial Calculations. If the Seller accepts in writing the Closing Date Financial Calculations determined by the Purchaser pursuant to clause 4.1 or if the Seller fails within such 30 (thirty) Business Day period to notify the Purchaser in writing of any dispute with respect thereto, then the Closing Date Financial Calculations as determined by the Purchaser shall be deemed final and conclusive and binding for all purposes hereunder.

4.4	If the Seller disputes the accuracy of any component of the Closing Date Financial Calculations, the Seller shall provide written notice to the Purchaser no later than thirty (30) Business Days following the delivery by the Purchaser to the Seller of the Closing Date Financial Calculations (“Dispute Notice”), setting forth those items that the Seller dispute. During the twenty (20) Business Days period following delivery of a Dispute Notice, the Purchaser and the Seller shall negotiate in good faith with a view to resolving their disagreements over the disputed items. During such twenty (20) Business Days period and until the final determination of the components of the Closing Date Financial Calculations in accordance with this clause 4.4, the Seller and its advisors and agents shall be provided with full access to all of the financial books and records of the Target Company as they may reasonably request and as necessary for its review of the Closing Date Financial Calculations. If the Parties resolve their differences over the disputed items in accordance with the foregoing procedure, the components of the Closing Date Financial Calculations as a result thereof shall be the amounts agreed upon by them. If the Parties fail to resolve their differences over the disputed items within such 20 (twenty) Business Days period, then the Purchaser and the Seller shall within five (5) Business Days of any Party requesting this jointly appoint an independent accounting firm recognized in the Federal Republic of Germany which (i) has never provided services to either Purchaser or Seller or any of their Affiliates and (ii) is mutually acceptable to Purchaser and Seller (“Accounting Expert”) and request the Accounting Expert to make a binding determination as to the disputed items as a result of the resolution thereof in accordance with this Agreement. If the Parties fail to agree on such appointment, the accounting firm to serve as Accounting Expert shall be appointed by the then chair person of the Institute of Chartered Accountants (Institut der Wirtschaftsprüfer – IDW), Düsseldorf, Germany. The Accounting Expert will serve as an expert (Schiedsgutachter) and not as an arbitrator (Schiedsrichter). The Parties shall be obliged to execute customary engagement letters with the Accounting Expert (covering, inter alia, compensation and limitation of liability). The Parties will use their best efforts to instruct the Accounting Expert to provide its written decision with respect to the disputed items (and only with respect to any unresolved disputed items set forth in the Dispute Notice) as a result thereof within thirty (30) Business Days upon the instruction. The Accounting Expert shall review the submissions received and base its determination solely on such submissions and decide only within the limits of the existing dispute. In resolving any disputed item, the Accounting Expert may not assign a value to any item greater than the maximum value for such item claimed by either Party or less than the minimum value for such item claimed by either Party. The decision of the Accounting Expert shall be deemed final and binding upon the Parties. The fees and expenses of the Accounting Expert shall be allocated to be paid by the Purchaser, on the one hand, and the Seller, on the other, based upon the percentage that the portion of the contested amount not awarded to each Party bears to the amount contested by such Party, as determined by the Accounting Expert.

4.5	If following the final determination of the Closing Date Financial Calculations pursuant to the foregoing paragraphs and conversion of the relevant amount into USD, as at the date the determination becomes final and using the mechanism set out in clause 19.3, the sum of the Final Purchase Price exceeds the Preliminary Purchase Price, the Purchaser shall pay, within ten (10) Business Days, to the Seller’s Account an amount in cash equal to such excess (and the Purchaser may, but shall not be required to, make any such payment from the Holdback Funds). If and to the extent the Preliminary Purchase Price exceeds the Final Purchase Price, the Seller shall pay to the Purchaser, within ten (10) Business Days, an amount in cash equal to such excess within ten (10) Business Days to the Purchaser.

4.6	To the extent not fully utilized pursuant to clause 4.5, the Holdback Funds shall be used to satisfy (a portion of) the obligations of the Seller in relation to any breach of any warranties, representations, covenants or indemnities under this Agreement (including without limitation, Seller’s obligations pursuant to clause 10). However, the Purchaser shall duly notify the Seller of any intention to satisfy from the Holdback Funds due to a breach of any Warranty in accordance with clause 10.1 in writing at least one (1) week prior to such satisfaction, stating the reasons for such breach of Warranty and the reasons requiring a satisfaction from the Holdback Funds. Within ten (10) Business Days following the Holdback Release Date, the Purchaser shall disburse for payment to the Seller the remaining Holdback Funds (if any).

5.	DUE DATE OF Preliminary PURCHASE PRICE

5.1	The Preliminary Purchase Price in the amount of USD 8,536,078.75 minus the Holdback Funds and the Redemption Amount, i.e. an amount of USD 2,682,305.44 shall become due and payable at the Closing Date in accordance with clause 8.2.

5.2	All payments owed by the Parties to each other hereunder shall be paid by wire transfer to the bank accounts as stated in Schedule 5.2, or any other bank account notified by the relevant Party to the others in writing three (3) Business Days before the due date of the relevant payment.

5.3	With the transfer of the Preliminary Purchase Price minus the Holdback Funds and the Redemption Amount (as converted to USD in line with clause 8.2.2) to the Seller’s Account, the Purchaser’s payment obligation towards the Seller in this respect is deemed to be fulfilled. This also applies to other payments due and payable to the Seller under this Agreement.

5.4	The Parties assume that the transactions contemplated by this Agreement are exempt from VAT and will treat it accordingly (in particular, in their VAT returns). The Seller shall not waive any exemption from VAT pursuant to sec. 9 UStG or a provision of any jurisdiction that is comparable to sec. 9 UStG. Should the transaction or certain supplies or services made in the course of the transaction – in deviation to the assumption of the Parties – be subject to VAT, the Seller will issue to the Purchaser an invoice in accordance with all legal requirements under the applicable VAT law. Should the transaction or certain supplies or services under this Agreement be subject to VAT, the purchase price shall be considered a net purchase price, i.e. without VAT as well as any possible associated interest (if and to the extent to which interest accrues on this tax under Applicable Law) and the VAT any associated interest shall then be paid in addition to such net purchase price. For the avoidance of doubt, this Agreement shall not be construed as being an invoice for VAT or similar purposes.

5.5	If the Purchaser is obliged by law or a decree from a competent authority to withhold any portion of the payments owed by the Purchaser under this Agreement, the Purchaser is entitled to make such withholdings. Equal to the amount after deducting the respective withholding, and there shall be no grossing-up. The Seller agrees to assist the Purchaser in making any filings for tax purposes concerning the payments under this Agreement within ten (10) Business Days of the Signing Date.

5.6	Any payments made on the basis of this Agreement (i) by the Seller to the Purchaser or a third party designated by the Purchaser and (ii) by the Purchaser to the Seller shall be regarded as an adjustment of the Final Purchase Price. Any payments made by the Seller or the Purchaser to the Target Company based on this Agreement shall be construed and deemed to be a capital contribution made by the Purchaser into the Target Company within the meaning of Sec. 272 para. 2 no. 4 HGB and shall be treated as a reduction of the Final Purchase Price.

6.	Conduct of Business through CLOSING

6.1	From the Signing Date until the Closing Date, the Seller shall ensure that during such period, the Target Company will continue to conduct its business in the ordinary course, consistent with past practice. In particular, without the Purchaser’s prior written consent, the Target Company shall not (and the Seller in its capacity as shareholder shall procure that the Target Company does not):

6.1.1	incur any obligation other than in the ordinary course of business and at arm’s length;

6.1.2	increase or reduce its share capital or issue or transfer shares or agree to take such actions or grant or sell any subscription rights, options or other rights to receive shares or otherwise agree to take such actions;

6.1.3	pay dividends, profit distributions or other payments with respect to the Target Shares;

6.1.4	be dissolved or liquidated;

6.1.5	take out or grant loans or credits or other financing liabilities, including from or to Affiliates, or assume a liability for third party debt;

6.1.6	divest any asset other than in the ordinary course of business and at arm’s length;

6.1.7	pledge, assign, create a security interest in, or otherwise encumber, any tangible or intangible assets (regardless of whether such assets can or cannot be recognized on the balance sheet);

6.1.8	make, with respect to any Employee, temporary worker (through temporary employment agencies), Director, officer, board member, freelancer, consultant, adviser or other contractor, any changes regarding salaries or other (also performance-based) remuneration or other contractual terms or pay any bonuses or other extraordinary compensation or make any severance payments or otherwise commit (even conditionally) to make such payments or grant a loan to any such persons, unless agreed in writing prior to the Signing Date; the liquidation of Sensera Limited’s Employee Security Ownership Plan is hereby agreed to by the Purchaser; and

6.1.9	cancel, terminate or materially amend or modify any Material Agreement.

6.2	Between the Signing Date and the Closing Date, the Seller shall without undue delay (unverzüglich) inform the Purchaser in writing of any material aspects concerning the Target Company or the Business, which could give rise to a breach of the representations or warranties or any other claim of the Purchaser under this Agreement or which might result in a Material Adverse Change. “Material Adverse Change” shall mean any event, fact or set of circumstances, which, individually or in the aggregate, has or would be reasonably expected to have a material adverse effect on the business, assets, turnover, profitability, financial or trading position or prospects of the Target Company, except for (i) general market or price developments not disproportionally affecting the Target Company as compared to other businesses engaged in the same line of business, (ii) changes in laws or regulations or the application thereof and (iii) events for which the Purchaser is responsible. A Material Adverse Change shall be deemed to have occurred irrespective of whether or not the underlying events, facts or circumstances may give rise to any claims of the Purchaser for damages or indemnification, or any other rights, claims or remedies of the Purchaser under this Agreement.

7.	Closing Conditions

7.1	The Parties’ obligations to take the actions set forth in clause 8.2 shall be subject to each of the conditions set forth below (“Closing Conditions”) having been either satisfied or waived by the Purchaser pursuant to clause 7.2 below:

7.1.1	No Material Adverse Change has occurred since the date hereof.

7.1.2	Delivery by the Seller to the Purchaser of a statement confirming that the Shareholder Loan and the Intercompany Loans have been fully repaid, discharged and extinguished under the respective loan agreement including any interest and that no further amounts are due or owed by the Target Company or any other Person under the Shareholder Loan and the Intercompany Loans.

7.1.3	Delivery by the Seller to the Purchaser of a customary pay off letter confirming the Redemption Amount including the details of the respective creditors (“Redemption Statement”).

7.1.4	Delivery by the Seller to the Purchaser of a release letter substantially in the form of the template attached as Schedule 7.1.4 confirming that (i) the pledge of the Target Shares under a share pledge agreement dated July 2, 2020, (ii) the security transfer of intellectual property of the Target Company under a security assignment agreement dated July 6, 2020, as well as (iii) any other collateral has been released.

7.1.5	Delivery by the Seller to the Purchaser of proof that the customer, supplier or vendor agreements referenced on the attached Schedule 7.1.5 (with the exception of the agreement with Arrow Electronics) have been validly transferred to the Purchaser or, at the direction of the Purchaser, the Target Company or any other Affiliate of the Purchaser.

7.2	The Purchaser may waive the fulfilment of each of the Closing Conditions set forth in clauses 7.1.1 through 7.1.5 in whole or in part. Any waiver declaration under this clause 7.2 shall be made in writing. The effect of a waiver shall be limited to eliminating the respective Closing Condition and shall not prejudice any claims the Purchaser may have based on any circumstance relating to the non-fulfilment of such Closing Condition.

7.3	Each Party shall use all reasonable efforts to procure that the Closing Conditions shall be satisfied as soon as practicable after the date hereof.

7.4	As soon as a Party learns of the fulfilment of a Closing Condition, it must without undue delay (unverzüglich) inform the other Party and the acting notary thereof in writing.

8.	Closing

8.1	Completion of the actions as set forth in clause 8.2 below (“Closing”) shall take place five (5) Business Days after the Closing Conditions have been fulfilled or waived, or on any other date as mutually agreed between the Parties in writing (email being sufficient) provided that on such date the Closing Conditions have been and continue to be fulfilled (or duly waived) (“Envisaged Closing Date”). The date on which the Closing Actions have actually been completed is hereinafter referred to as the “Closing Date”. Closing shall take place electronically or at any other place as mutually agreed between the Parties in writing (email being sufficient). The Purchaser may waive in its sole discretion the period of five (5) Business Days set forth in the first sentence of this clause 8.1 by written notice (email being sufficient) to Seller.

8.2	On or prior to the Envisaged Closing Date, the Parties shall take, or cause to be taken, the following actions (“Closing Actions”), which shall be taken simultaneously (Zug um Zug):

8.2.1	The Purchaser (or a third party nominated by the Purchaser) shall pay the Redemption Amount to the respective creditors in accordance with the Redemption Statement.

8.2.2	The Purchaser (or a third party nominated by the Purchaser) shall pay the Preliminary Purchase Price minus the Holdback Funds and the Redemption Amount (such Redemption Amount to be converted from AUD into USD, as of the Closing Date at the point in time when the Purchaser makes the payment under this clause 8.2.2, using the mechanism set out in clause 19.3) to the Seller.

8.2.3	The Seller shall confirm the receipt of the Preliminary Purchase Price minus the Holdback Funds and the Redemption Amount in the Seller’s Account in writing as well as provide confirmation from the relevant creditors that the Redemption Amount has been received in the relevant creditors’ account(s) in full.

8.2.4	Delivery by the Seller to the Purchaser of a customary management board resolution of the Seller whereby the directors of the Seller represent due authorization for the completion of this Agreement and this Transaction.

8.2.5	Delivery by the Seller to the Purchaser a shareholder resolution appointing Mr Nadir Ali to the management board (Geschäftsführung) of the Target Company with effect as of the Closing Date, substantially in the form attached hereto as Schedule 8.2.5.

8.2.6	Execution by the Seller and the Purchaser of the closing memorandum, a draft of which is attached hereto as Schedule 8.2.6 and which includes confirmation of the Parties that all Closing Conditions have been satisfied or waived, that the conditions precedent for the transfer of the Target Shares under clause 2.2 above are fulfilled and that all Closing Actions (apart from this clause 8.2.6) have been fulfilled (“Closing Memorandum”). The Closing Conditions shall be deemed to have been fulfilled or waived and the condition precedent for the transfer of the Target Shares under clause 2.2 shall be deemed to have been fulfilled once the Parties have executed the Closing Memorandum.

8.3	In the event that the Closing Conditions under clause 7 have not been satisfied or duly waived within one month hereof, either Party shall be entitled to rescind (zurücktreten) this Agreement by written notice to the respective other Party, unless the non-occurrence of the Closing Action lies within the sphere of the rescinding Party. Such rescission shall only be valid if the written notice is received (zugegangen) by the other Party prior to the fulfilment or waiver of the outstanding Closing Action. In the event of such rescission all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to the other Party (other than those which have accrued prior to such termination) provided, however, that clause 15 and clause 19 shall remain in full force and effect.

9.	Representations and Warranties

The Seller and the Target Company hereby jointly represent and warrant to the Purchaser by way of independent promises of guarantee irrespective of a culpability of the Seller and the Target Company (selbständige und verschuldensunabhängige Garantieversprechen, sec. 311 para. 1 BGB), that the following statements set forth in this clause 9 are true, correct and not incomplete so as to make them misleading on the Signing Date and will also be true, correct and not incomplete so as to make them misleading on the Closing Date (“Warranties”), unless otherwise stated in these Warranties or this Agreement or unless otherwise disclosed prior to the Closing. The scope and content of each of the Warranties as well as the Seller’s and the Target Company’s liability arising therefrom shall be conclusively (abschließend) defined by the provisions of this Agreement, in particular the limitations and remedies set forth in clause 10, which shall be an integral part of the Warranties. No Warranty shall be construed as a guarantee (Garantie für die Beschaffenheit der Sache) of the Seller and the Target Company within the meaning of sec. 443 and 444 BGB.

9.1	Status of the Target Company

9.1.1	Corporate Status

a)	On the Signing Date, the Target Company is a limited liability company (Gesellschaft mit beschränkter Haftung) trading under the name “Nanotron Technologies GmbH”, duly incorporated, organized and existing under the laws of Germany, with its registered office at Alt-Moabit 60 a, 10555 Berlin, Germany, and registered with the commercial register at the local court (Amtsgericht) of Charlottenburg (Berlin) under HRB 42324 B.

b)	The Target Company is not in default under or in violation of any of its Charter Documents.

c)	The Target Company is duly qualified to do business as a foreign entity under the provisions of Applicable Law of each jurisdiction in which the ownership, operation or leasing of its assets or the conduct of its business requires it to be so qualified and is in good standing thereunder.

9.1.2	Commercial Register

The documents contained in the commercial register (Handelsregister) of the Target Company on the Signing Date are true and complete and the registered information accurately reflects the current corporate status of the Target Company. No resolutions or other statements to amend the documents or the registered information have been made, and no filings with any commercial register in respect of the Target Company are pending.

9.1.3	No Insolvency

No insolvency or similar proceedings are pending, and no filing for such proceedings has been made by the Target Company, the Seller or, to the Seller’s best knowledge, by any third party. No such filing is required, with respect to the Target Company or the Seller, taking into consideration the transactions contemplated under this Agreement. Taking into consideration the transactions contemplated under this Agreement, the Target Company does not face imminent illiquidity (drohende Zahlungsunfähigkeit) within the meaning of sec. 18 of the German Insolvency Code (Insolvenzordnung) and is not overindebted (Überschuldung) within the meaning of sec. 19 of the German Insolvency Code (Insolvenzordnung).

9.1.4	No Conflict; No Consents

a)	Neither the execution and delivery by the Seller of this Agreement or any other agreement, certificate, document or instrument provided for hereunder (collectively, the “Closing Documents”) to which the Seller is a party, nor the performance of the Seller’s obligations hereunder nor the consummation of the transactions contemplated hereby, will (i) constitute a breach of any obligations of the Seller under any Applicable Law, constitutional document or governmental, stock market related or similar order or provision with regard to the Target Company or the Transaction, or (ii) give any person or entity the right to challenge the transactions contemplated under this Agreement or to exercise any remedy, under any Applicable Law to which the Seller is subject.

b)	Except for (i) the filing of the notification of the Fiscal Authority about the sale and transfer of the Target Shares under this Agreement, (ii) a change of control information agreement under the lease agreement regarding the Leased Real Estate, (iii) the consent of the creditors under the Facility Agreement and (iv) the consent of the counterparties to the customer/vendor/supply agreements regarding the assignment or transfer of these agreements as set out in Schedule 7.1.5, to the best knowledge of the Seller no notice to, declaration or filing with, or consent, license or approval of any Governmental Authority or contracting party relating to the Target Company’s Business, is required by or with respect to the Target Company in connection with the execution and delivery of this Agreement or the Closing Documents, and the consummation of the transactions contemplated hereby in accordance with the terms hereof.

9.1.5	Corporate Agreements

The Seller and the Target Company have not entered into any shareholders’ agreement. No phantom share or share options have been granted to any third parties. The Target Company does not own any interest in any other entity and is not a trustee or major participant in any other commercial activity, especially as a silent shareholder. The Target Company has not entered into a profit and loss transfer agreement or is a party to any agreement within the meaning of sec. 291, 292 AktG or any silent partnership agreement.

9.2	Shares

9.2.1	The Target Shares have been validly issued in compliance with GmbHG. The Seller holds full and unrestricted legal and beneficial title (uneingeschränkte rechtliche und wirtschaftliche Inhaberschaft) to the Target Shares. Except as set out in Schedule 9.2.1, the Target Shares are not be pledged (verpfändet), attached (gepfändet), or otherwise encumbered (belastet) with any third party rights and are not subject to any (i) trust arrangement (Treuhandverhältnis), silent partnership (stille Beteiligung), sub-participation (Unterbeteiligung) or similar arrangement, (ii) pending transfer or other disposition (Verfügung), (iii) sale, contribution or other contractual arrangement creating an obligation to transfer or encumber, or (iv) shareholders’ resolution providing for their redemption (Einziehung), as regards (i) through (iii) except for the transactions contemplated herein. There are no pre-emptive rights (Vorkaufsrechte), rights of first refusal (Vorerwerbsrechte), subscription rights (Bezugsrechte), option rights (Optionsrechte), conversion rights (Wandlungsrechte) or other rights of third parties to acquire the Target Shares.

9.2.2	No Other Interests

a)	The Target Shares constitute the entire issued share capital of the Target Company.

b)	The Target Company (i) has no subsidiaries, (ii) does not hold any equity securities or other securities, or any other direct or indirect interest or participation of any nature whatsoever, in any Person, and (iii) is not obligated to acquire any of the foregoing, nor to otherwise make any investment (whether in the form of a loan, capital contribution, or otherwise) in any other Person, and no contracts to this effect are contemplated or under discussion or negotiation.

9.3	Contributions

The Target Shares are fully paid up. All contributions have been made in compliance with Applicable Law and have not been repaid or returned, in whole or in part, whether open or disguised, directly or indirectly. There are no obligations to make further contributions (keine Nachschusspflichten).

9.4	Pending Transactions

The Target Company is not a party to any agreement relating to the acquisition or sale of, or an economically equivalent transaction involving, any interests in other legal entities or any business (Betrieb) or parts thereof (Betriebsteile), other than agreements where the material obligations (Hauptleistungspflichten) have already been fully performed by all parties thereto. The Target Company is not a party to any agreement relating to the acquisition or sale of, or an economically equivalent transaction involving, any interests in the Target Company, including the shares in the Target Company share capital, its assets or any business (Betrieb) or parts thereof (Betriebsteile).

9.5	Financial

9.5.1	Compliance

The Financial Statements of the Target Company attached hereto as Schedule  9.5.1 comply in all material respects (i) to the extent prepared under German GAAP, with German GAAP and Applicable Laws (e.g. HGB and GmbHG), in particular they were prepared with the care of a prudent business person in accordance with the principles of orderly bookkeeping (Grundsätze ordnungsgemäßer Buchführung – GoB) and continuity of financial statement presentation and of valuation rules and (ii) to the extent prepared under IFRS, in accordance with the Framework of the IASB and the principles of periodic distinction (Periodenabgrenzung) and going concern (Fortführungsprinzip).

9.5.2	Books and Records

The books and accounting and other records of the Target Company (i) are in all material respects up to date and contain complete and accurate details of the business activities of the Target Company, as prescribed by German GAAP and Applicable Law, and of all matters to be recorded under Applicable Law or applicable GAAP; and (ii) have been maintained in accordance with applicable legal requirements on a proper and consistent basis with the care of a prudent business person. No notice or allegation that any books and records are incorrect or should be rectified has been received by the Target Company.

9.5.3	Assets

Save for commercially customary retentions of title (Eigentumsvorbehalte) including extended and prolonged retentions of title the Target Company has full legal and economic title to all material fixed and current assets (Anlage- und Umlaufvermögen) recorded in the Financial Statements and the management accounts, unless the Target Company has disposed of them (i) since the effective date of the respective Financial Statements or management accounts in the ordinary course of business, or (ii) in accordance with this Agreement. Such assets are free of any Encumbrances, including Encumbrances of the Seller, and restrictions of disposal. To the best knowledge of the Seller the fixed and current assets recorded in the Financial Statements and the management accounts are in good shape taking into account their age, the necessary repairs and to the extent repairs were not expedient, any replacements have been duly made.

9.5.4	Stand-Alone

The Target Company owns or holds valid leases or licenses to all material assets and inventories (including IT Systems, other information technology and know-how) and has available all services which are currently used or required by it to continue to conduct its business in the ordinary course, consistent with past practice. In the three (3) years period prior to the Signing Date there has been no failure, breakdown or other incident with regard to the IT Systems which has caused a substantial disruption or interruption to the business or which has had or is likely to have a material adverse effect for the Target Company.

9.5.5	Receivables

To the best knowledge of the Seller, there are no circumstances which would reasonably be expected to affect the collection of receivables of the Target Company as currently reported or reflected in its books except for matters in the ordinary course of the Target Company’s business and in an aggregate amount consistent with past practice.

9.5.6	Liabilities

To the best knowledge of the Seller, the Target Company has no liabilities or obligations, absolute, accrued or contingent or otherwise, except (i) as disclosed in the Financial Statements or (ii) incurred since the date of the Financial Statements in the ordinary course of business consistent with past practice or (iii) contractual liabilities incurred in the ordinary course of business which are not required to be recorded on a balance sheet according to applicable GAAP.

9.5.7	Subsidies

Except as set out in Schedule 9.5.7, the Target Company has not received any state aids, subsidies or tax reliefs with the effect of subsidies (“State Aid”) during a period of three (3) years prior to the date hereof. To the best knowledge of the Seller, the Target Company has no outstanding obligations under the terms of any State Aid (such as the obligation to employ a certain number of employees or as the obligation to repay State Aids in case a certain number of employees is not employed), including State Aid granted earlier, and has complied with the conditions and orders (Bescheide) for any received State Aid in all material respects.

9.6	Transactions with Affiliates

Except as set out in Schedule  9.6, the Target Company has not entered into agreements with the Seller or its Affiliates. Neither the Seller nor any of its Affiliates owns or possess any assets or rights which are necessary for the operation of the Target Company’s business in the form in which it is currently operated.

9.7	Suppliers, Customers

Schedule 9.7 contains a list of (i) the ten (10) largest suppliers in terms of Euro value of products or services, or both, purchased by the Target Company for the years 2018, 2019 and 2020 (the latter up until the Signing Date) (“Major Suppliers”) (except for standard utility suppliers) and (ii) the names of the customers that were, in the aggregate, the fifteen (15) largest customers in terms of Euro value of products or services, or both, sold by the Target Company for each of the years 2018, 2019 and 2020 (the latter up until the Signing Date) (“Major Customers”). All of the agreements with Major Suppliers for the year 2020 included in Schedule 9.7 were entered into between the relevant Major Supplier and the Target Company, and not by any Affiliate of the Target Company. Neither the Seller nor the Target Company has received a notice that any of the Major Customers or Major Suppliers has cancelled or materially reduced the extent of its business relationship with the Target Company or changed the financial terms thereof; and neither the Seller nor the Target Company has knowledge that the Target Company’s Major Suppliers or Major Customers intends to do any of the above. To the best knowledge of the Seller the Target Company has not been and is not in such material breach of any agreement that is or has been in place with the Major Customers or Major Suppliers that would lead to any material consequences.

9.8	Material Agreements

Schedule  9.8 contains a complete list as of the Signing Date of all agreements of the Target Company which are material to the Target Company’s business (“Material Agreements”), and such Material Agreements are valid, binding and enforceable in accordance with their respective terms. The Material Agreements relate to one of the following items or have been concluded with one of the following parties and under which either party or both parties have not yet fulfilled their main performance obligations (Hauptleistungspflichten):

9.8.1	consultancy agreements with strategic or restructuring advisors;

9.8.2	leasing agreements in respect of real estate, buildings, machinery or movable assets;

9.8.3	agreements with Major Suppliers and Major Customers;

9.8.4	customer contracts exceeding a net amount of EUR 50,000 in total per single contract;

9.8.5	loan agreements and other loan commitments including bonds (with the exception of customary extensions of the due date of receivables or payables agreed in the ordinary course of business and such agreements which will be settled and/or repaid on or prior to the Closing Date as part of this Agreement) entered into by the Target Company as lender or borrower as well as factoring agreements;

9.8.6	guarantees (Garantien und Bürgschaften), comfort letters (Patronatserklärungen), indemnities (Freistellungen) and other collaterals or sureties for obligations of third parties including, for the avoidance of doubt, the Seller or a Seller’s Affiliate, or comparable contractual commitments under which the Target Company may be liable for obligations of a third party, including, for the avoidance of doubt, the Seller or a Seller’s Affiliate;

9.8.7	agreements containing material restrictions on competition (erhebliche Wettbewerbsbeschränkungen) or solicitation of customers or Employees or otherwise materially limiting the Target Company’s business operations;

9.8.8	agreements with trade unions, works council or similar bodies concerning current or future payment obligations of the Target Company vis-a-vis its Employees or third parties in the context of the restructuring;

9.8.9	memberships in buying associations or similar bodies;

9.8.10	other agreements and obligations which have been entered into or assumed by the Target Company outside the ordinary course of business which trigger annual payments to or by the Target Company exceeding EUR 50,000.

As of the date hereof (i) the validity or enforceability of none of the Material Agreements has been contested in writing, (ii) no Material Agreement has been terminated in writing vis-à-vis or by the Target Company, (iii) neither the Target Company nor, to the best knowledge of the Seller, any counterparty is in such material breach of any of the Material Agreements that would lead to any consequences and (iv) neither the execution and delivery of this Agreement or any Closing Document by the Seller nor the consummation of the transactions contemplated hereunder or thereunder will violate any Material Agreement, give rise to any right to terminate or accelerate any rights under a Material Agreement or require the consent of any counterparty to a Material Agreement.

9.9	Product Liability and Rebates

9.9.1	The Target Company has given no guarantee or warranty and not made any representation in respect of software, goods or services supplied or contracted to be supplied by it save for any warranty or guarantee implied by law or the express warranties and guarantees made by the Target Company in the ordinary course of business or pursuant to the Target Company’s standard customer agreements, copies of which were made available to the Purchaser in the VDR (“Customer Agreements”).

9.9.2	To the best knowledge of the Seller the Target Company has not incurred any material Loss as a result of any defect or other deficiency, beyond such normal Losses as incurred during the ordinary course of business consistent with past practice, with respect to any product sold or delivered, or any service provided, by the Target Company, whether such Loss is incurred by reason of any express or implied warranty (including any warranty of merchantability or fitness), under contract, tort or delict, pursuant to Applicable Law, or otherwise.

9.9.3	To the best of the Seller’s knowledge, the Target Company has not granted or provided any discounts, allowances, free software, goods or services, rebates or other promotions provided to any Major Customer in connection with the sale of software, goods and services to Major Customers.

9.9.4	To the best of the Seller’s knowledge, the Target Company has not introduced any products into the market, or provided a third party with components for products, which products are or may become subject to product liability claims for which the Target Company would be responsible pursuant to Applicable Law.

9.10	Insurances

The Target Company and its material assets are adequately covered by necessary insurances for its businesses, especially building, fire, accident and third-party liability and loss insurances as well as such insurances required under agreements with any customers. Schedule  9.10 contains a list of all insurances in place for the Target Company at the date hereof and of all losses claimed by the Target Company under these insurances in the last three (3) years exceeding an amount of EUR 25,000. To the best knowledge of the Seller, all of these insurances are valid and effective. The Target Company has paid all premiums when due for these insurances and, to the best knowledge of the Seller, complied with all terms of the insurances and no circumstances exist which trigger a termination right of the relevant insurance company.

9.11	Banking Information

Schedule  9.11 sets forth and describes the name and location (including municipal address) of each bank, trust company or other institution in which the Target Company has an account, money on deposit, or a safety deposit box, and the account numbers related to such accounts, deposits and boxes and the names of all Persons who are authorized signatories thereon or who have access thereto or control there over.

9.12	Sufficiency of Assets

The Target Company owns, or has valid and uncontested rights to use, all fixed or movable assets and all other resources materially necessary to conduct the Business as currently carried out.

9.13	Real Estate

9.13.1	The Target Company does not own real estate.

9.13.2	The Target Company maintains the leases as listed in Schedule 9.13.2 (“Leased Real Estate”). The agreements governing the Leased Real Estate are in full force and effect and have not been terminated by the landlord and, to the best knowledge of the Seller, no fact exists which could lead either to the rescission of a lease. To the best knowledge of the Seller, the Leased Real Estate and fixtures thereon are generally in a condition adequate to conduct the business of the Target Company as currently conducted. No other real estate than the Leased Real Estate is currently used by or necessary for the Target Company to conduct its business as conducted in accordance with past practice.

9.14	Environmental Issues

To the best knowledge of the Seller, the business operations of the Target Company have not caused any material contamination or pollution of soil, water, groundwater or air which require, pursuant to any environmental law as currently in effect, any clean-up, containment, other remedial action or investigation.

9.15	Intellectual Property Rights, Know-How

9.15.1	Schedule 9.15.1 is a complete and accurate list of all Intellectual Property Rights that are owned by the Target Company (“Owned IP”) to the extent they are (i) registered, namely trade-marks, patents, utility models, registered designs, copyright (where registered) and domain names, or applications for such rights, and (ii) if unregistered, documented and material to the Business. Schedule 9.15.1 contains complete particulars of such Owned IP, including the respective owner(s) or applicant(s).

9.15.2	Schedule 9.15.2 is a complete and accurate list of all license agreements under which the Target Company has acquired licenses to Intellectual Property Rights from third parties and which currently incur or have incurred, in the past three (3) years, license fees of more than EUR 10,000 per license and per year, but in any case includes

a)	the ten largest license agreements the Target Company has entered into and which are still ongoing, and/or

b)	the license agreements for all software products used by the Target Company in relation to (i) development processes, (ii) recovery of work and (iii) user desktop/back-up/anti-virus/office tools,

(collectively, “Licensed IP”). Schedule 9.15.2 specifies, for each item of Licensed IP, the products or services with respect to which and the countries in which that Licensed IP is used, the specific Intellectual Property Rights and classes of use that have been licensed to the Target Company, and all license agreements or arrangements under which the Target Company has granted or sublicensed rights to the Licensed IP. The Target Company has the unencumbered right to use (as such “use” is specified in Schedule 9.15.2), the Licensed IP; and all registrations, payments, notices and filings necessary to preserve the rights of the Target Company in and to the Licensed IP have been made.

9.15.3	To the best knowledge of the Seller, the Licensed IP is licensed to the Target Company pursuant to valid and binding license agreements as set forth on Schedule 9.15.2. To the best knowledge of the Seller and except as set forth in Schedule 9.15.3, all Owned IP is valid and subsisting, transferable and sub-licensable without restriction, and is legally and beneficially owned solely by the Target Company free and clear of all encumbrances. To the best knowledge of the Seller, the Licensed IP together with the Owned IP (collectively “Company IP”) constitutes and comprises all of the Intellectual Property Rights materially necessary for or used in the Business, including without limitation due compliance with any obligations to assign, transfer or grant rights or other Intellectual Property Rights under Customer Agreements or other agreements entered into by the Target Company with customers or any other third party. Other than with respect to the Target Company’s customers, the Target Company has not granted to any Person, including Employees, exclusive or non-exclusive rights to use any Company IP.

9.15.4	To the best knowledge of the Seller, the Target Company is authorized to use any Intellectual Property Rights owned by a third party included in the Licensed IP or otherwise used in the Business, and no use of Company IP or any other Intellectual Property Rights (i) by the Target Company, including but not limited to any use in performance of Customer Agreements or any other agreements entered into by the Target Company with customers or any other third party or (ii) by any customer of the Target Company in accordance with the terms of the agreements with such customer, infringes, misuses, misappropriates, violates or breaches any agreements entered into by the Target Company or otherwise any Intellectual Property Rights or other rights of any Person. In the last three (3) years, no Person has provided notice of intention to commence, any proceeding claiming infringement, misuse, misappropriation, violation, breach, adverse ownership, invalidity, lack of distinctiveness or conflict with respect to any of the Owned IP or the Licensed IP or challenging any Intellectual Property Rights of the Target Company in and to the Owned IP or the Licensed IP or the right of the Target Company or its customers to use the Owned IP or use the Licensed IP in the conduct of the Business, and to the Seller’s best knowledge there would be no valid basis for any such proceeding. The Target Company has not commenced any proceeding challenging the Intellectual Property Rights of any other Person and, to Seller’s best knowledge, there is no unauthorized use, disclosure, infringement, misappropriation violation or breach by any third party of any of the Owned IP.

9.15.5	The Target Company has properly maintained and is continuing until the Closing Date to properly maintain, the Owned IP, and to the best knowledge of the Seller, all registrations, payments, notices and filings necessary to preserve or renew the rights of the Target Company in and to the Owned IP have been timely made.

9.15.6	To the extent that any Intellectual Property Rights contained in Owned IP were originally owned or created or developed (in whole or in part) by any third party, including (present or former) Employees, temporary workers (through temporary employment agencies), Directors, officers, board members, freelancers, consultants or other contractors (collectively, “Contributors”): (i) the Target Company has a binding agreement in place with any such Contributor, pursuant to which the Target Company owns or (to the extent assignment or transfer is not permitted under Applicable Law) whereby it holds exclusive, transferable, worldwide, perpetual and unlimited rights to use and exploit all such Intellectual Property Rights; (ii) the transfers from the Seller to the Purchaser of the Target Shares hereunder do not violate such third-party agreements, and no rights of third parties are triggered by the Transaction contemplated herein; (iii) to the best knowledge of the Seller, such third parties have not retained and do not have any rights or licenses with respect to Owned IP (except moral rights which cannot be irrevocably waived under Applicable Law); and (iv) to the best knowledge of the Seller, no reasonable basis exists for any third party to challenge or object to the grant, assignment or transfer of rights by such third parties, or the Transaction contemplated by this Agreement.

9.15.7	To the best knowledge of the Seller, all software and other product developed and/or delivered under Customer Agreements by the Target Company (“Customer Software”) has been developed by the Target Company or persons who were, at the time of development, either (i) Employees or Directors of the Target Company or (ii) party to “work-made-for-hire” arrangements with the Target Company, or who have executed instruments of assignment in favor of the Target Company as assignee of any Intellectual Property Rights in and to such Customer Software, including without limitation the agreements pursuant to clause 10.15.14.

9.15.8	To the best knowledge of the Seller, the Target Company has duly complied with, to the extent required by law, contract or otherwise, the provisions of the German Act on Employee Inventions (Arbeitnehmererfindungsgesetz) or equivalent provisions of Applicable Law. In the last three (3) years, no claims for unpaid, adequate or additional compensation under the German Act on Employee Inventions have been made against the Target Company.

9.15.9	The Target Company has taken all commercially reasonable steps to protect and preserve the integrity and secrecy of its Trade Secrets and Know-How.

9.15.10	To the best knowledge of the Seller, there has been no misuse of Know-How by the Target Company, the Seller or their Employees and Directors, and neither the Seller nor the Target Company has made any disclosures of Know-How or Trade Secrets, or granted their use, to any Person other than the Purchaser except to the extent that such disclosure is (i) permitted and not in breach of any statutory or contractual obligation, (ii) subject to written and industry-standard obligations of confidentiality, (iii) has not been to the detriment of the Target Company or (iv) has been required due to Applicable Law and/or an order issued by a Governmental Authority.

9.15.11	Within the last three (3) years prior to the Closing Date, to the best knowledge of the Seller, the Target Company has not been, and is not, in breach of any obligation of confidentiality owed to any third party, and no part of the Business, if carried on in the same manner as before the transaction contemplated under this Agreement, will constitute a breach of any obligation of confidentiality owed to any third party.

9.16	Employees, Directors and Officers

9.16.1	List of Employees and Board Members

Schedule  9.16.1 includes an anonymized correct and complete list of the Target Company’s Employees at the Signing Date. The list states for each Employee, current Director and board member the department, function/position, date of birth, start of employment, fixed monthly gross salary and other financial entitlements, end of tenure (if fixed term employment), notice period (if deviating from statutory law), necessary work permits for Employees with non-EU nationality and their validity periods and any special legal protection against termination, specifying the legal justification for such protection (e.g., maternity leave, parental leave, severe disability) and also includes all employment relationships which have been terminated either by an Employee or the Target Company to the Closing Date or a later date or which will be mutually settled to the Closing Date or a later date. The Target Company does not employ within its respective current fiscal year any leased employees (überlassene Arbeitnehmer). Except as disclosed in Schedule 9.16.1, to the best knowledge of the Seller, the Target Company has no obligation to provide now or in the future any remuneration to any of their current or former board members for holding the position in the management board. Except as disclosed in Schedule 9.16.1, to the best knowledge of the Seller none of the parties listed in Schedule  9.16.1 has given or is reasonably likely to give notice of termination, and no circumstances exist which give any such party a special right to terminate or modify the underlying employment or service agreement. The execution or consummation of this Agreement or the transactions contemplated therein does not trigger any such rights provided for under the respective employment or service agreements of any person listed in Schedule  9.16.1.

9.16.2	Key Employees

Schedule  9.16.2 includes a complete list of the Target Company’s existing Employees and/or Directors which are material for the conduct of the Business together with the employees Mr Brad Sherrard, Mr Yury Shcherbelis and Mr Adam Andres who are employed by Sensera Inc., a 100% subsidiary of the Seller, and to the extent applicable, any other employee of the Seller’s group material for the conduct of the Target Company’s (collectively: “Key Employees”). Such list correctly states for each Key Employee the date of his/her service or employment contract and the nature and date of all ancillary agreements, amendments, side letters, waivers and similar documents, if any (such contracts together: “Key Personnel Contracts”).

9.16.3	Employee Benefits

The Target Company is not a party to any agreements or other commitments, whether of an individual or collective nature and including commitments based on operational practice (betriebliche Übung), regarding employee benefits such as anniversary or jubilee payments, promises regarding invalidity, old age and survivors care (other than those listed below in clause 9.16.4), bonuses, profit participation or other variable remuneration elements and stock allocation or stock options, virtual stock, stock appreciation rights or similar rights other than listed in Schedule  9.16.1 (all these kinds of benefits jointly: “Employee Benefits”).

9.16.4	Pensions

Prior to the acquisition of the Target Company by the Seller, the Target Company was not and since the acquisition, it has not become a party to any agreements and other commitments, whether of an individual or collective nature and including commitments based on operational practice (betriebliche Übung), regarding pensions (betriebliche Altersversorgung) under which the Target Company has any obligations (“Pension Commitments”).

9.16.5	Collective Agreements; Employee Representative Body

The Target Company is not – and in the last three (3) years, the Target Company has not entered into or been – subject to any of the following: (i) any reconciliation of interest agreements (Interessenausgleiche) and social plans (Sozialpläne); and (ii) any collective arrangements, whether in the form of general commitments (Gesamtzusagen), standard terms of employment (vertragliche Einheitsregelungen), works agreements (Betriebsvereinbarungen), collective bargaining agreements (Tarifverträge) or in any other legal form under Applicable Law. The Target Company has no works council (Betriebsrat) or other employee representative body, and to the best knowledge of the Seller does not face an imminent election of a works council or other employee representative body, or trade union and the Target Company is not a member of an employers’ association (Arbeitgeberverband).

9.16.6	Labor Disputes and Audits

Except for those listed in Schedule  9.16.6, the Target Company has not experienced in the last three (3) years any disputes with any competent Governmental Authorities or any strike or labor interruption, and there have been no audits by authorities competent for employment matters at the Target Company. Except for those listed in Schedule  9.16.6, there are as of the Signing Date no claims or disputes with any of the Target Company’s present or former Employees, including but not limited to any claims relating to salaries, bonuses, severance payments, stock allocation, unjustified dismissal, notified to the Target Company in writing and outstanding.

9.16.7	Payment of Compensation

All compensation and withholding obligations of the Target Company to or in respect of its current and former Employees (including salaries, short time work allowances, overtime premiums, bonus payments, holiday payments and severance payments) for periods until the Closing Date have been paid or have been duly provided for in the Financial Statements.

9.16.8	No Offer of Employment or Engagement

No offer of employment or engagement has been made by the Target Company that has not yet been accepted or where the employment or engagement has not yet started.

9.16.9	Compliance with Labor and Employment Laws

Except as disclosed in Schedule  9.16.9, to the best knowledge of the Seller, the Target Company has at all times complied with Applicable Laws on labor and employment in all material aspects, particularly on the leasing of employees (Temporary Employment Act – Arbeitnehmerüberlassungsgesetz), the employment of Employees or Directors with a non-EU-nationality (Residence Act – Aufenthaltsgesetz), on the protection of Employee or Director personal data (GDPR), on minimum wages (Minimum Wage Act – Mindestlohngesetz), on working hours (Working Hours Act – Arbeitszeitgesetz), the equal treatment of Employees or Directors (General Equal Treatment Act – Allgemeines Gleichbehandlungsgesetz) and the laws regarding maternity protection (Maternity Protection Act – Mutterschutzgesetz). When requesting short-time work allowances (Kurzarbeitergeld), the Target Company has at all times submitted true and complete information in all material aspects to German employment agencies within the applicable legal deadlines, has responded to all inquiries of German employment agencies in time and has carried out the short-time work programme for the affected Employees in compliance with the statutory requirements for the payment of short-time work allowance.

9.17	Absence of Certain Changes or Events

Since June 30, 2020 through to the Closing Date, the Target Company has conducted its business in the ordinary course (im gewöhnlichen Geschäftsbetrieb), consistent with past and prudent business practice. In particular:

9.17.1	The Target Company has not incurred any obligation other than in the ordinary course of business and at arm’s length;

9.17.2	the Target Company has not divested any asset other than at arm’s length; and

9.17.3	no payments or benefits of any kind have been made, granted or promised by the Target Company to the Seller or any Affiliate.

9.18	Taxes and Other Duties

9.18.1	The Target Company has prepared and filed, for a period of three (3) years prior to the Closing Date, all material Tax Returns required to be filed by it with the appropriate Governmental Authority, within the prescribed period (taking into account any permitted extension of time) and has – in all material respects – always duly and timely fulfilled all other existing legal obligations in respect of applications, declarations and filings of Taxes, in each case in accordance with Applicable Law. Each such Tax Return, declaration and filing is true, correct and complete.

9.18.2	The Target Company has paid up to the Closing Date all Taxes and prepayments and installments of Taxes required to be paid to any Governmental Authority before the Closing Date, within the prescribed period, pursuant to Applicable Law. No deficiency with respect to the payment of any Taxes or installments of Taxes or other Tax related obligation has been asserted against the Target Company by any Governmental Authority in writing.

9.18.3	The Target Company has to the best knowledge of the Seller duly and timely withheld and collected up to the Closing Date all Taxes required by Applicable Law to be withheld or collected by it, including but not limited to wage taxes, and has duly and timely remitted up to the Closing Date to the appropriate Governmental Authority all such Taxes, as and when required by Applicable Law. The amount of any Taxes withheld or collected but not remitted by the Target Company has been retained in its accounts and will be remitted by it to the appropriate Governmental Authority when due.

9.18.4	The Target Company has to the best knowledge of the Seller observed all obligations regarding Tax record keeping including those according to sec. 90 AO and is in possession of these documents, in due form, each in written or electronic form as required by Applicable Law.

9.18.5	The Target Company neither is, or has ever been, a member of a tax group (steuerliche Organschaft).

9.18.6	The Target Company has not made any construed profit distributions (verdeckte Gewinnausschüttungen) in the last three (3) years.

9.18.7	Without limiting the generality of clause 9.19, there are no proceedings pending or, to the best knowledge of the Seller, threatened against the Target Company in respect of any Taxes, there are no matters under discussion, audit or appeal with any Governmental Authority relating to Taxes.

9.18.8	The Target Company will to the best knowledge of the Seller not be required to include any item of income in the computation of taxable income (including the Target Company item that may be included in the computation of the taxable income of Purchaser and of any of its Affiliates) for any taxable period or portion thereof ending after the Closing Date as a result of any installment sale, any prepaid amount received prior to the Closing Date or any similar transaction on or prior to the Closing Date.

9.18.9	The Target Company has never filed any U.S. tax returns.

9.18.10	The Target Company has never earned any income exceeding an amount of EUR 350,000 that is effectively connected to a U.S. trade or business within the meaning of Section 864 of the U.S. Internal Revenue Code.

9.19	Law Suits

At the date hereof, except as disclosed in Schedule  9.16.6 the Target Company is not a claimant, or defendant, or any other participant in legal proceedings, especially law suits in front of courts, including arbitration and labor court proceedings, nor party to any administrative procedures on the reason of breaching statutory obligations. To the best knowledge of the Seller at the date hereof, no such law suits or procedures are about to be started or threatened, nor are any circumstances known to exist which might reasonably be expected to provide a basis for such proceedings.

9.20	Compliance with Laws, Permits and Ethical Matters

9.20.1	The Target Company conducts the Business (including its relations towards Employees, Directors and former employees) in accordance with all material Applicable Law and arms’ length principles. In particular, it is in compliance with the German regulations regarding the waste of electric and electronic equipment (Elektronikgerätegesetz)

9.20.2	All documents required to be filed with the commercial register (Handelsregister) and municipal trade authority (Gewerbeamt) or with any company register and any Governmental Authority under Applicable Law by the Target Company have been properly prepared and delivered with the care of a prudent business person.

9.20.3	The Target Company has all necessary public Permits for the proper carrying out of its Business and all such Permits are valid and subsisting; any conditions to such Permits have been fulfilled.

9.20.4	The Target Company’s products are based on chips which either operate with Chirp Spread Spectrum (CSS) or Ultra-Wide Band (UWB) technology. The radio frequency ranges 2,412 to 2,484 GHz and 3,244 to 6,999 GHz (“Frequencies”) are the only frequencies the Target Company’s products operate in. No governmental permits or frequency allocation, licenses or usage rights of any kind are required for the Frequencies in order for the Target Company’s products to operate.

9.20.5	To the best knowledge of the Seller, neither the Target Company nor any Employee, Director or authorized agent who performs or has performed services for it or on its behalf has in the course of the Business of the Target Company done or failed to do any act or thing the doing or omission of which does or could contravene material criminal laws of a jurisdiction applicable to the Target Company, in particular anti-bribery legislation.

9.21	Privacy; Personal Data and IT Security

9.21.1	To the best knowledge of the Seller, the Target Company has complied and continues to comply in all material aspects with all Applicable Laws relating to the Processing of Personal Data including, but not limited to, GDPR. In particular and in each case to the best knowledge of the Seller and where the Target Company is required to do so, it provides data subjects with appropriate privacy notices (Articles 13 and 14 GDPR), the Target Company has entered into and maintains data processing agreements (DPAs) with third parties which comply with the requirements as set forth in Article 28 GDPR, records as specified in Article 30 GDPR are maintained and data protection impact assessments as specified in Article 35 GDPR are prepared. With respect to the Processing of Personal Data, the Target Company has complied and continues to comply with all its material internal and public-facing privacy documents, policies and statements, and any material obligations under any data processing agreements with any third parties.

9.21.2	The Target Company does not process consumer data as data controller, and neither stores nor hosts any Personal Data on behalf of its customers or clients.

9.21.3	The Target Company has established, implemented and continues to maintain a written, comprehensive information security and data privacy system (“Information and Privacy Security System”), that complies with Applicable Laws, contractual obligations of the Target Company and industry best practices to protect Personal Data, the Owned IP and any other confidential information and their access to and use. In the last three (3) years, neither the Seller nor the Target Company has received any notice that the Business of the Target Company has experienced any incident in which Personal Data, Owned IP or other protected information collected, stored, transmitted or otherwise Processed by the Target Company was stolen, improperly accessed, disclosed or otherwise misappropriated. In addition, the Target Company has not received any notices or complaints from any person with respect thereto or otherwise alleging a violation of his or her privacy, personal, property or confidentiality rights.

9.21.4	All IT Systems that are material to the Business operate and perform in accordance with their documentation and functional specifications and the Information and Privacy Security System in all material respects and meet the needs of the Business as currently conducted, all of the above on a stand-alone basis. During the last three (3) years, no such IT Systems have materially malfunctioned or failed. The Target Company has taken commercially reasonable measures regarding virus protection, security, disaster recovery, support and maintenance and data backup to safeguard such IT Systems from errors, breakdowns, failures or security breaches and, during the last three (3) years, no person has gained unauthorized access to such IT Systems.

9.22	Accuracy of Information

The Seller granted to the Purchaser in the course of the Purchaser’s due diligence of the Target Company through the virtual data room accessible via Microsoft One Drive Cloud from August 27, 2020 to October 2, 2020, 13:00hrs CET (“VDR”) access to all documents listed in Schedule 9.22 (“Documents”). A USB stick containing a copy of the VDR will be handing over to each of the Parties’ legal advisors by the Seller, i.e. one copy to Osborne Clarke Rechtsanwälte Steuerberater PartmbB and one copy to Greenberg Traurig Germany, LLP as soon as practical after the Signing Date. The Documents cover all essential information which, in the reasonable opinion of a professional strategic investor, are necessary to assess the Target Company and its business operations. The Seller has compiled the Data Room with the diligence of a prudent business person.

9.23	Brokers’ Fees

The Target Company has not incurred any obligation or liability, contingent or otherwise, for any brokerage or agent’s commission, finder’s fee or other similar payment in connection with this Agreement or the transactions contemplated hereby.

10.	Remedies, Coverage of Warranties and Liability, Limitations

10.1	Extent of Warranties

10.1.1	If one or more statements for which the Seller has given Warranties under clause 9 of this Agreement, turn out to be untrue or were false, the Purchaser is entitled to demand from the Seller and at their choice from the Target Company – as joint and several debtors (Gesamtschuldner) and not as several debtors (Teilschuldner) –, to establish such conditions which would be in effect if the statements were true (Naturalrestitution) within a reasonable period set by the Purchaser in writing, but in no event within a period of less than six (6) weeks after receipt of the demand. If the Seller and the Target Company do not establish the conditions guaranteed within the mentioned period of time or in lack of the actual possibility to establish them, the Seller and the Target Company – as joint and several debtors (Gesamtschuldner) and not as several debtors (Teilschuldner) – may be held liable by the Purchaser to the amount of money which would have to be used to establish the conditions which would exist if the statements under clause 9 were true (positives Interesse). For the avoidance of doubt, any liability for indirect damages (mittelbare Schäden), consequential damages (Folgeschäden) or loss of profits (entgangener Gewinn) are excluded.

10.1.2	The liability of the Seller and Target Company in case of a breach of the Warranties shall be excluded to the extent that the facts underlying such breach have been disclosed to the Purchaser directly in the Schedules to this Agreement, or in the Documents provided in the VDR. In addition, the provisions set forth in clause 12.1.2 shall apply mutatis mutandis on any liability pursuant to clause 9.17.

10.1.3	The total aggregate amount of the liability of the Seller and the Target Company in respect of breaches of the Warranties shall in any event not exceed an amount equal to 50% of the Aggregate Cash Consideration, i.e. USD 4,350,000, except for claims based on a breach of clause 9.1 (Corporate Status), clause 9.2 (Shares) , clause 9.3 (Contributions) and clause 9.15 (Intellectual Property Rights, Know-How) and clause 9.18 (Taxes and other Duties), for which the aggregate amount of the liability of the Seller shall not exceed the Aggregate Cash Consideration. No liability cap shall apply for the liability of the Seller in the case of fraud, intentional misrepresentation or intentional misconduct.

10.1.4	To the extent permitted by law, any further liability of the Seller and the Target Company for legal and/or material defects (Rechts- und/oder Sachmängel), regardless of the legal basis for any such liability, shall be excluded. This shall not apply in the case of fraud, intentional misrepresentation or intentional misconduct of the Seller or the Target Company.

10.1.5	Subject to clause 4.6, all amounts payable to the Purchaser pursuant to this clause 10 shall first be paid out of the Holdback Funds and after the Holdback Funds are exhausted, shall be paid by the Seller in accordance with the limitations contained in this clause 10.

10.1.6	Any liability of the Seller and the Target Company under clauses 10 and 11 – shall be borne among the Seller and the Target Company as joint and several debtors (Gesamtschuldner). Having said this, if and to the extent any claims are asserted against the Seller pursuant to under clauses 10 and 11, any claim of the Seller for compensation in the internal relationship with the Target Company is excluded. Sec. 426 BGB is hereby waived.

10.2	Time Limitation

10.2.1	Claims of the Purchaser for breach of the Warranties shall be limited to and time-barred (verjährt) eighteen (18) months after the Closing Date with the exception of claims based on a breach of clause 9.1 (Corporate Status), clause 9.2 (Shares), clause 9.3 (Contributions) and clause 9.15 (Intellectual Property Rights) which shall be limited to and time-barred three (3) years after the Closing Date.

10.2.2	Claims of the Purchaser concerning Taxes under clause 9.17 or clause 12 shall be time-barred six (6) months after the final and binding and un-appealable (formell und materiell bestandskräftig und nicht mehr änderbar) assessment of the respective Tax.

10.2.3	The provisions of German civil law providing for the suspension and the restart of a time-barring limitation shall be applicable.

11.	Special Indemnities

11.1	The Seller shall indemnify and hold harmless the Purchaser or the Target Company, at the choice of the Purchaser, from and against any Loss arising or incurred by the Purchaser or the Target Company in relation to any Loss incurred or suffered by, or directed against, the Purchaser and/or the Target Company and directly or indirectly caused by, or arising out of,

11.1.1	any claims of existing or former Employees or any authority including any Tax authority, employment agency or similar governmental entity in connection with Sensera Limited’s Employee Security Ownership Plan;

11.1.2	any employment of Employees, consultants, freelancers or other personnel which may not have been in line with applicable immigration laws of Germany and/or the Portuguese Republic, including any liability for any social security or tax payments as well as fines or other administrative charges or penalties imposed in connection thereto, provided however, that such Loss, to the extent it has incurred after Closing, relates to any engagement or employment prior to the Closing Date;

11.1.3	the short-term work allowance received by the Target Company and agreed with certain of its Employees in 2020, including any recovery of such allowances by the competent authority, additional payment of the reduced salaries to Employees as well as related social security contributions; and

11.1.4	any payments having been made to the Seller or any Affiliates while the Target Company maintained a negative equity (Unterbilanz).

11.2	The Seller shall further indemnify and hold harmless the Purchaser or the Target Company, at the choice of the Purchaser, from and against any Loss arising or incurred by the Purchaser or the Target Company in relation to any Loss (including without limitation any fines, penalties or orders) (i) imposed or mandated by a court or public authority and/or (ii) brought by third parties as a result of a breach of, or non-compliance with, applicable data protection laws (including, in particular, GDPR) provided that such Loss relates to an action, or non-performance with an obligation, in the period of three (3) years before the Closing Date and further limited to an amount equal to the Loss that would have occurred if the Target Company would not have been integrated into the Purchaser’s group.

11.3	Clause 10.1.3, 10.1.4, 10.1.5 and 10.2.1 shall apply mutatis mutandis to the special indemnifications provided for under this clause 11. The liability of the Seller under this clause 11 shall be excluded to the extent that the relevant claim for indemnification has (i) been disclosed to the Purchaser directly in the Schedules to this Agreement, or in the Documents provided in the VDR and (ii) arisen as a direct result of an act or omission of the Target Company post-Closing which was not in line with the care of a prudent business person.

12.	Tax indemnity and cooperation in tax matters

12.1	Tax indemnity

12.1.1	The Seller undertakes to indemnify the Purchaser and hold it harmless from any Taxes payable by the Target Company relating to periods prior to and including the Closing Date which are due and payable (“Tax Indemnification”), such claim a “Tax Indemnification Claim”.

With regard to Taxes of the Target Company assessed or levied for assessment periods (Veranlagungs- oder Erhebungszeiträume) which begin prior to or on the Closing Date, but end after the Closing Date, and are assessed on income, profits or turnover, the portion of the Taxes which relates to the period until and including the Closing Date will be calculated as if the respective assessment period (Veranlagungs- oder Erhebungszeitraum) had ended on the Closing Date. To the extent income, profits or turnover result from business transactions prior to or on the Closing Date and are reflected in the Closing Date Financial Calculations, such income, profits or turnover will be attributed to the period up to and including the Closing Date; to the extent they result from business transactions after the Closing Date or in case they are not reflected in the Closing Date Financial Calculations, such income, profits or turnover will be attributed to the period after the Closing Date.

With regard to any other Taxes of the Target Company, the portion of the Taxes attributable to the period prior to the Closing Date will be calculated pro rata temporis.

12.1.2	The Seller shall not be liable for any Tax Indemnification Claim if and to the extent:

a)	the respective Taxes have been paid prior to or on the Closing Date; or

b)	the amount of the respective Taxes does not exceed the Tax liabilities (Steuerverbindlichkeiten) and Tax provisions (Steuerrückstellungen) for such Taxes which were considered in the Closing Date Financial Calculations irrespective of whether such liability or provision relates to the specific Tax giving rise to such claim; or

c)	the Purchaser has a recoverable claim in the amount of the respective Taxes against a third party; or

d)	the Purchaser is entitled to any benefits in the form of a reduction of Taxes otherwise payable as a result from circumstances giving rise to a Tax Indemnification Claim and the benefits of which arise for periods after the Closing Date, including (without limitation) benefits resulting from the lengthening of any amortization or depreciation periods, a step-up in the Tax basis of assets or the non-recognition of liabilities or provisions (Phasenverschiebung) (herein collectively “Tax Benefits”), it being understood that the net present value of the corresponding Tax Benefit shall reduce the Tax Indemnification Claim. The net present value shall be calculated on the basis of (a) the Tax rates applicable (or expected to be applicable) in the year in which the respective Tax Benefit arises, and (b) an applied discount factor of four (4) per cent p.a. If the discount period cannot be determined, a period of five (5) years shall be used. For the avoidance of doubt, the re-activation of loans which have been written down (Teilwertabschreibung) in the past shall not qualify as Tax Benefits; or

e)	the amount of Taxes results from (i) any change in the accounting or taxation principles or practices of the Target Company (including methods of submitting Tax returns) introduced after the Closing Date, provided that such change is not required under mandatory Tax or accounting rules or (ii) any transaction or action taken by the Purchaser after the Closing Date, provided that such transaction or action is not required under mandatory Tax or accounting rules; it being understood, however, that in both alternatives (i) and (ii) above such change (in the case of (i)) or such transaction or action (in the case of (ii)) has retroactive effect to time periods prior to the Closing Date; or

f)	the amount of Taxes results from any reorganization of the Target Company with retroactive effect to time periods prior to the Closing Date initiated by the Purchaser or the Target Company following the Closing Date.

12.1.3	Payments owed by the Seller under this 12.1 are payable within ten (10) Business Days after written notice from the Purchaser to the Seller, provided, however, the Seller shall not be obliged to pay such amount earlier than five (5) Business Days prior to the payment to the Governmental Authority falling due.

12.2	Tax refunds

The Purchaser shall pay to the Seller any Tax refunds received by the Target Company after the Closing Date for Tax assessment periods prior to and including the Closing Date, except if and to the extent the respective claim for a Tax Refund is included in the Closing Date Financial Statements and was considered in calculating the Purchase Price. The Purchaser shall notify the Seller in writing and without undue delay (unverzüglich) of any relevant decision by the Governmental Authority. Any amounts payable to the Seller pursuant to this Clause 12.2 shall be due and payable within ten (10) Business Days after the receipt (whether by payment or set-off) of the relevant Tax by the Target Company.

12.3	Cooperation in Tax Matters

The Parties shall cooperate in good faith in all matters in connection with Taxes relating to periods up to and including the Closing Date (“Relevant Taxes”). In particular:

12.3.1	Seller shall make available to the Purchaser on the Closing Date all information and documentation necessary to duly and timely prepare all Tax Returns of the Target Company in accordance with Applicable Law.

12.3.2	Seller shall upon request of the Purchaser, assist the Purchaser and the Target Company in preparing the filing of all Tax Returns of the Target Company that relate to periods up to and including the Closing Date. Tax Returns or amendments to Tax Returns relating in full to periods ending on or prior to the Closing Date shall be prepared at the Seller’s cost and expenses.

12.3.3	The Purchaser shall notify the Seller in respect of any Tax Returns, Tax assessment, Tax audits, Tax appeals and Tax court proceedings which relate to Relevant Taxes and may lead to a Tax Indemnification Claim.

12.3.4	After the Closing Date the Purchaser shall prepare and file or cause the Target Company to prepare and file when due all Tax Returns required to be filed by or on behalf of such Target Company. Tax Returns and amended Tax Returns relating (also) to assessment periods (Veranlagungs-, Erhebungs-, Voranmeldungszeitraum etc.) ending before or on the Closing Date shall be subject to review and consent by the Seller, which may not be unreasonably withheld. The Purchaser shall ensure that the Tax Returns to be reviewed by Seller will be furnished to Seller no later than ten (10) Business Days prior to the due date of the relevant Tax Return. The Purchaser will reasonably consider any comments by the Seller.

12.3.5	The Seller and its tax advisor bound to professional confidentiality are entitled to participate in any Tax audit and meetings with the Governmental Authorities relating in full or in part to assessment periods up to and including the Closing Date and Relevant Taxes.

12.3.6	After the Closing Date, the Purchaser shall ensure that the Target Company (i) provides the Seller and its tax advisor access to all documents connected to Relevant Taxes which may lead to a Tax Indemnification Claim, and (ii) shall, upon instruction by the Seller and at the Seller’s cost and expenses, contest findings or Tax assessments relating to Relevant Taxes which may lead to a Tax Indemnification Claim (“Tax Matter”) and take any legal actions against such findings or Tax assessments relating to such Relevant Taxes, provided, however, that such actions do not materially affect the reasonable economic interests of the Purchaser and the Target Company. If and to the extent the Seller’s proceedings against the Tax Matter have been successful, the Purchaser shall be obliged to bear any and all reasonable costs and expenses (including the fees of the advisers) incurred by the Seller in this connection, provided the Purchaser has provided its written consent prior to incurring such costs and expenses, in particular to the respective fee arrangements with such third parties before the respective third party was engaged.

12.3.7	Neither the Purchaser nor the Target Company shall be entitled to acknowledge any claim, to reach a settlement or to approve the acknowledgement (Anerkenntnis) of a matter with regard to the Relevant Taxes without the prior written approval of the Purchaser.

12.3.8	If the Purchaser breaches one of the above obligations vis-à-vis the Seller, all Tax Indemnification Claims of the Purchaser under this clause 12 shall be excluded, however only insofar and to the extent any monetary disadvantage is incurred upon the Seller as a result thereof.

12.4	Exclusivity

Unless explicitly provided otherwise herein, Tax Indemnification Claims shall be exclusively governed by this Clause 12.

12.5	Legal Succession

For the avoidance of doubt, any reference under this clause 12 to the Target Company, the Purchaser or the Seller shall include their respective legal successor and/or successors and/or respective direct and indirect fiscal unity parents.

13.	Obligations of Information

After Closing and as far as possible with reasonable effort, the Purchaser shall provide the Seller with all necessary documentation and will allow participation in all meetings with third parties which may result in warranty claims by the Purchaser against the Seller.

14.	POST-CLOSING COVENANTS

14.1	Within one (1) month of the Closing Date, the Seller shall deliver to the Purchaser proof that the customer agreement with Arrow Electronics specified in Schedule 7.1.5 has been validly transferred to the Purchaser or, at the direction of the Purchaser, the Target Company or any other Affiliate of the Purchaser.

14.2	As soon as practicable after the Closing Date, the Seller shall provide (i) documentation proving that co-ownership by Ms. Ailene Cortez of the live EU trademark “NANOTRON” has been validly transferred to the Target Company and (ii) access to the historical emails of Mr. Brad Sherard, Mr. Adam Andres and Mr. Yury Shcherbelis relating to the Target Company and/or the Business, by (i) transferring the archived email files and (ii) implementing an email forwarding system for future incoming emails for a period of six months following the Closing Date.

14.3	As soon as practicable following the date hereof but in any event within seventy-one (71) calendar days from the Closing Date, the Seller shall deliver audited financial statements of the Target Company for the fiscal year ended December 31, 2019, and reviewed interim unaudited financial statements of the Target Company for the six month period ended June 30, 2020 of the Target Company to the Purchaser, in form and content required to be included in a Current Report on Form 8-K to be filed by Inpixon (“Inpixon”), the Purchaser’s parent, following the Closing. In addition, the Seller shall provide any information or assistance with respect to the preparation of pro forma financial statements to be included in any such Current Report on Form 8-K and request and obtain the consent of the Target Company’s independent auditor for use of their reports in any applicable Securities and Exchange Commission filings of Inpixon. The Purchaser shall be responsible for paying any and all Purchaser approved costs and expenses incurred in connection with the audit and review of such financial statements, provided that they have been approved in advance, and with providing such consent to be provided under this clause 14.3, as applicable. Notwithstanding the foregoing, Inpixon intends to seek relief with respect to the applicable reporting period required to be filed in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) and requests that audited financial statements for the 12 month period ended June 30, 2020 be filed in lieu of December 31, 2019. In the event such relief is granted by the SEC, Seller understands that the relevant audit period applicable for this clause 14.3 shall be modified from December 31, 2019 to June 30, 2020.

14.4	For a period of three (3) years after the Closing Date the following shall apply:

14.4.1	The Seller shall not, directly or indirectly, and in any manner whatsoever, anywhere in the Territory engage, invest in, own, manage, operate, control, any entity whose business activities are materially the same as the Business as conducted by the Target Company as of the Closing Date (“Competing Activity”); provided, however, that the Seller may acquire or otherwise own less than 5% of the outstanding shares in the capital of such company.

14.4.2	The Seller shall not, directly or indirectly, (a) cause, induce, or attempt to cause or induce, any Employee of the Target Company to terminate its relationship with the Target Company; (b) in any way interfere with the relationship between the Target Company and any of its Employees.

14.4.3	The Seller shall not, directly or indirectly, (a) solicit, induce, or otherwise cause, or attempt to solicit, induce, or otherwise cause, any customer, supplier, licensor, licensee, or any prospective customer, supplier, licensor, or licensee that has been contacted or targeted for contact by the Target Company on or before the date of this Agreement, to (i) terminate, curtail, or otherwise modify its relationship with the Target Company, or (ii) engage in business with a competitor of the Target Company, or (b) interfere in any way with the relationship between the Target Company, and any of its customers, suppliers, licensors, licensees, or any such prospective customers, suppliers, licensors, or licensees, or any other Person engaged in a business relationship with the Target Company.

14.5	The Seller shall not make any disparaging statement, either orally or in writing, regarding the Purchaser, or the Target Company, its respective products or services, or any of their respective shareholders, directors or officers.

14.6	The Seller shall not make any claims or otherwise seek to enforce any rights it may have, or may have had in the past, against the Target Company or any of its past or current (up until the Signing Date) customers in relation to the Company IP.

14.7	In the event that, at any time prior to the second anniversary of the Closing Date, the Seller enters into an employment, consulting engagement, independent contractor engagement, partnership or other business association with any Person other than the Purchaser or the Target Company, which may be considered as competitive with the Target Company as per clause 14.4.1 above, the Seller shall advise the Purchaser, within five (5) Business Days of entering into such engagement or association, of the identity and address of such Person and the nature of the Seller’s engagement or association. The Purchaser may notify each such Person that the Seller is bound by this clause 14 and may furnish each such Person with a copy of applicable provisions of this Agreement.

14.8	The Seller agrees that this clause 14 and the non-compete and non-solicitation covenants set forth herein, including the provisions relating to the duration, geographical area and scope thereof, are reasonable and necessary to protect and preserve the legitimate business interests of the Purchaser and that they are granted to maintain and preserve the value of the Target Company and the Target Shares.

15.	Non-Disclosure

15.1	The Parties agree not to disclose the contents of this Agreement (except as explicitly agreed otherwise herein). Further, each Party and its advisors may, following the date hereof, make announcements in regard of the transaction provided for in this Agreement which are common business practice, and which contain only minimum information, excluding – in particular – the Preliminary or Final Purchase Price.

15.2	The Seller shall during a period of three (3) years after the Closing Date:

15.2.1	keep confidential and not disclose to any Person confidential information belonging to and/or used by the Target Company; and

15.2.2	take all reasonable steps to prevent the copy, use or disclosure of any such confidential information belonging to and/or used by the Target Company.

15.3	Clauses 15.1 and 15.2 shall not apply to:

15.3.1	use or disclosure of confidential information required to be used or disclosed by law or by any court order or by the rules of any stock exchange or Governmental Authority provided that the Parties inform each other of such disclosure as soon as possible when the need arises;

15.3.2	disclosure of confidential information to a director, officer or employee of the Purchaser or to an Employee of the Target Company whose function requires that he or she has possession of the confidential information;

15.3.3	disclosure of confidential information to an advisor, who is bound by professional secrecy or by an adequate confidentiality agreement, for the purpose of advising in connection with this Agreement;

15.3.4	disclosure of confidential information to a direct or indirect shareholder of the Purchaser; or

15.3.5	confidential information which becomes publicly known except as a result of a breach of clause 15.1 or 15.2.

16.	Notices

16.1	Any notice or other communication pursuant to or in connection with this Agreement shall be in writing in either the German or English language and delivered personally or sent by registered mail (return receipt) to the Party due to receive such notice at its registered office or registered residence from time to time (or to such other address as may have been notified in writing to the other Party in accordance with this clause) or as pdf-attachment via email to the email-address of the Party concerned set out in this clause:

Seller: Sensera Limited c/o Sensera Inc. Attention of Dave Garrison and Ralph Schmitt 15 Presidential Way Woburn, MA 01801 United States of America Email: dgarrison@sensera.com

With a courtesy copy that shall not constitute a notice to:

Osborne Clarke Rechtsanwälte Steuerberater PartmbB

Attention of Till-Manuel Saur

Schinkelplatz 5

10117 Berlin

Germany

Email: Till-Manuel-Saur@osborneclarke.com

Purchaser: Inpixon GmbH Attention of Nadir Ali and Melanie Figueroa 2479 E Bayshore Rd Suite 195, Palo Alto, CA 94303 United States of America Email: notices@inpixon.com	With a courtesy copy that shall not constitute a notice to: Greenberg Traurig Germany, LLP Attention of Natalie Hsiao Budapester Str. 35 10787 Berlin Germany Email: Natalie.Hsiao@gtlaw.com

17.	Assignment of Rights; Set-off

17.1	Unless explicitly provided for in this Agreement, the Parties are prohibited from assigning any rights or obligations to third parties without the consent of the other Parties to this Agreement, provided that the Purchaser shall be entitled to pledge or assign rights or claims under this Agreement to any bank, financial institution or provider of mezzanine finance as security for Purchaser’s acquisition financing or re-financing of transactions contemplated by this Agreement. In addition, the Purchaser shall be entitled to assign and transfer the Agreement to its Affiliates. No assignment shall relieve any Party hereto of its obligations hereunder.

17.2	Unless explicitly provided for in this Agreement, only claims accepted by the other party to a set-off or claims which are ascertained in a legally binding way shall be subject to setting-off.

18.	Additional Covenants, Statements

18.1	The Parties agree to issue all statements which are or will become necessary under this Agreement and to mutually contribute to the completion of this Agreement.

18.2	The Seller undertakes to provide the Purchaser at all times with all such information as reasonably requested by the Purchaser and which the Seller has in possession or under control relating to the business of the Target Company; for this purpose, the Seller shall give to the Purchaser and any persons authorized by the Purchaser full access to all such information. The Purchaser will be kept informed on all material matters of the Target Company, will receive without delay copies of any monthly reports on the financial situation and development of the Target Company, including any management accounts, which are produced as part of the ongoing financial reporting, and will be notified of any extraordinary business events concerning the Target Company.

18.3	In case of any third party claims against the Target Company, the Seller or the Purchaser, the Parties shall assist each other against the claims and will, if necessary, issue any necessary (notwendig) and adequate (angemessen) statement. As far as not provided otherwise under this Agreement, this does not contain any obligation to provide financial assistance.

19.	MISCELLANEOUS

19.1	This Agreement sets out the entire agreement and understanding between the Parties in respect of the sale and purchase and transfer of the Target Shares. This Agreement supersedes and extinguishes any previous agreements between the Parties, whether orally or in writing, in respect of the sale and purchase and transfer of the Target Shares, which shall cease to have any further force or effect.

19.2	Amendments to this Agreement, including a change of this provision regarding written form itself, have to be in writing or in a stricter form provided by law.

19.3	For the purposes of the calculation and payment of the relevant amounts under this Agreement, any amounts that need to be converted from USD into EUR or AUD or vice versa shall be converted into the relevant currency using the relevant live mid-market currency exchange rate displayed on www.xe.com as of (i) the date on which the Purchaser submits the wire for the applicable payment with respect to the Preliminary Purchase Price and the Redemption Amount and (ii) as of the Closing Date with respect to the Closing Date Financial Calculations.

19.4	All transfer taxes (including real estate transfer taxes), fees (including notarial fees), stamp or registration duties and charges payable or incurred in connection with the execution and performance of this Agreement shall be borne by the Purchaser unless expressly agreed otherwise in this Agreement. Subject to the preceding sentence, each Party shall pay its own expenses, including the fees of its advisers, incurred in connection with this Agreement, provided, however, that the expenses of the Target Company, if any, shall be borne by the Seller.

19.5	In case a provision of this Agreement should be invalid or unenforceable or in case that this contract has a gap, the other provisions of this Agreement remain unaffected. The Parties are obliged to agree to the replacement of the invalid or unenforceable provision with a valid and enforceable provision or to an amendment of this Agreement for the missing provision. If and insofar there is a gap in the provisions of this Agreement, the Parties shall agree to a valid and enforceable provision which comes closest to what the Parties would have agreed to, if they had known about the gap from the beginning.

19.6	German law shall be applicable to this Agreement, its execution and all claims and disputes arising under or in connection with this Agreement or its validity, without regard to the conflict of law principles thereof.

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